UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-42132

NOVA MINERALS LIMITED

(Translation of registrant’s name into English)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia
+61 3 9537 1238

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

NOVA MINERALS LIMITED

EXPLANATORY NOTE

This Report of Foreign Issuer on Form 6-K is being filed to disclose the (i) results of the Nova Minerals Limited (the “Company”) 2024 Annual General Meeting of Shareholders; (ii) Chairman letter to Company shareholder released con currently with the 2024 Annual General Meeting of Shareholders; and (iii) adoption of the Director Share Plan, including approved Company director participation under the Director Share Plan.

Results of 2024 Annual General Meeting of Shareholders

On November 14, 2024, Nova Minerals Ltd. (the “Company”), held its Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on all resolutions described in the proxy materials including the notice for the Meeting included as an exhibit to the Company’s report on Form 6-K furnished by the Company with the Securities and Exchange Commission on October 15, 2024, with the exception of resolution 2 and resolution 5(e) which were withdrawn for consideration by the Company’s shareholders prior to the Meeting due to the resignation of Company non-executive director Rodrigo Pasqua effective November 14, 2024. The resolutions brought before the shareholders at the Meeting were approved by the shareholders of the Company with the requisite majority required for each resolution. On November 14, 2024, the Company filed its report “Results of Annual General Meeting” with the Australian Securities Exchange (“ASX”). Attached hereto as Exhibit 99.1 and incorporated herein is the Company’s report titled “Results of Annual General Meeting”.

Chairman Letter to Shareholders

Concurrent with the meeting, our Chairman, Richard Beazley released a letter to the Company’s shareholders as a release on the ASX. Attached hereto as Exhibit 99.2 and incorporated herein is the Company’s release titled “2024 AGM - Letter from Nova Chairman, Mr. Richard Beazley”.

Adoption of Director Share Plan

On November 14, 2024, the Company adopted the Director Share Plan (the “Plan”) pursuant to shareholder approval at the Annual General Meeting on November 14, 2024.

The maximum number of securities which may be issued under the Plan is 13,600,000, which represents approximately 5% of the issued share capital of the Company at the date of the Notice of Annual General Meeting on October 15, 2024. Any issues of securities or agreements to issue securities under the Plan will be announced to ASX. The Plan provides for the issue of fully paid ordinary shares to Directors (and/or their respective nominee(s)). The purpose of the Plan is to give effect to the shareholder approval which is sought under Resolutions 5A to 5F to allow the Directors (and/or their respective nominee(s)) to receive fully paid ordinary shares in lieu of cash for Director services provided to the Company. Fully paid ordinary shares under the Plan will have an issue price equal to the volume weighted average price of the shares of the Company on the five trading days on which trades in the shares of the Company were made on ASX prior to the month on which the relevant Director fees for which the shares to be issued under an invitation to be made under the Plan are payable. Only Directors (and/or their respective nominee(s)) are eligible to participate in the Plan. The participation in the Plan is subject to and conditional upon compliance with applicable law, including that Directors (and/or their respective nominee(s)) are only able to participate in the Plan if prior shareholder approval is obtained in accordance with the ASX Listing Rules. It is not anticipated any other entity will be able to participate in the Plan. The Company’s board of directors is to administer the Plan, including but not limited to determining the terms of securities to be issued and the suspension or termination of the Plan. The Plan is to be interpreted and applied in accordance with and subject to the ASX Listing Rules. At the Meeting, the Company’s shareholders approved the issuance of fully paid ordinary shares under the Plan in lieu of cash fees for Director services rendered to each of the following Company directors: Richard Beazley, Christopher Gerteisen, Craig Bentley, Louie Simens and Avi Geller.

The foregoing description of the Plan does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the form of such agreement, a copy of which is attached hereto as Exhibit 10.1.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Director Share Plan
99.1	Results of Annual General Meeting
99.2	2024 AGM - Letter from Nova Chairman, Mr. Richard Beazley

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MINERALS LIMITED

Date: November 14, 2024	By:	/s/ Ian Pamensky
	Name:	Ian Pamensky
	Title:	Company Secretary

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